

04033581



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ________________.

Commission File No. 333-49981

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

Cincinnati Financial Corporation
Tax-Qualified Savings Plan

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Cincinnati Financial Corporation
6200 South Gilmore Road
Fairfield, OH 45014

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

1st of 13 pages
Index on page 6

REQUIRED INFORMATION

Items 1-3. The information required by Items 1-3 are not required. See Item 4 below.

Item 4. The Cincinnati Financial Corporation Tax-Qualified Savings Plan is subject to the requirements of ERISA. In lieu of the requirements of Items 1-3 above, the Plan Financial Statements and Schedules as of December 31, 2003, prepared in accordance with the Financial Reporting requirements of ERISA are attached hereto and incorporated herein by reference. Those Financial Statements and Schedules have been examined by Deloitte & Touche LLP, independent auditors as stated in their report appearing therein and incorporated herein by reference, and said Financial Statements and Schedules are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employee Benefit Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cincinnati Financial Corporation
Tax-Qualified Savings Plan
(Name of Plan)

DATE: June 26, 2004



Gregory J. Ziegler
Vice President, Personnel

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION
23 (page 4)	Consent of Deloitte & Touche LLP Independent Certified Public Accountants
99 (page 5)	Financial Statements for years ended December 31, 2003 and 2002 for Cincinnati Financial Corporation Tax-Qualified Savings Plan

T:\CFC - 5\Form 11-K '03.doc



Deloitte & Touche LLP
Suite 1900
250 East Fifth St.
Cincinnati, OH 45201-5340
USA

Tel: +1 513 784 7100
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-49981 of Cincinnati Financial Corporation on Form S-8 of our report dated June 11, 2004, appearing in this Annual Report on Form 11-K of Cincinnati Financial Corporation Tax-Qualified Savings Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

June 20, 2004

Cincinnati Financial Corporation Tax-Qualified Savings Plan

Financial Statements as of and for the Years Ended December 31, 2003 and 2002, and Supplemental Schedule as of December 31, 2003, and Report of Independent Registered Public Accounting Firm

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

TABLE OF CONTENTS

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
Suite 1900
250 East Fifth St.
Cincinnati, OH 45201-5340
USA

Tel: +1 513 784 7100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cincinnati Financial Corporation Tax-Qualified Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Cincinnati Financial Corporation Tax-Qualified Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 11, 2004

Member of
Deloitte Touche Tohmatsu

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:		
Participant-directed investments	$ 33,065,091	$ 22,173,634
Cash	30,599	-
Receivables:		
Employee contributions	-	165,452
Accrued interest and dividends	14,215	2,923
Total receivables	14,215	168,375
NET ASSETS AVAILABLE FOR BENEFITS	$ 33,109,905	$ 22,342,009

See notes to financial statements.

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Contributions—	$ 5,535,436	$ 5,229,916
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments	5,274,608	(4,809,025)
Interest and dividend income	351,751	268,263
Total investment income (loss)	5,626,359	(4,540,762)
DEDUCTIONS—Benefits paid to participants	393,899	513,088
INCREASE IN NET ASSETS	10,767,896	176,066
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	22,342,009	22,165,943
End of year	$33,109,905	$22,342,009

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the Cincinnati Financial Corporation Tax-Qualified Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of Cincinnati Financial Corporation (the "Company") who have attained age 21. Fifth Third Bank (the "Trustee") serves as the trustee of the Plan. The Plan commenced January 1, 1996 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions—Each year, participant's may contribute up to 20 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code ("IRC") limitations. There is no Company match on participant contributions to the Plan. Participants may also contribute amounts representing distributions from the other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and allocations of plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account balance and bear interest rates equal to the prime rate plus one percent. Principal and interest is paid ratably through payroll deductions over a period of up to five years, except for loans used to purchase a primary residence which are repaid via payroll deduction within a reasonable period as defined by the Plan. Principal and interest paid is credited to applicable funds in the borrower's account. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant.

Payment of Benefits—The Plan provides for benefits to be paid upon retirement, disability, death or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of Company common stock.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's investments are stated at fair value. Quoted market prices are used to value investments. The Plan's mutual funds are valued by the fund manager, the Trustee, based upon the fair value of the funds' underlying investments. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses—Trustee fees and other expenses of the Plan are paid by the Company.

3. INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net asset available for benefits as of December 31, 2003 and 2002, are as follows:

	2003	2002
Fountain Square Mid Cap Fund	$5,810,507	$3,552,820
Fountain Square Quality Growth Fund	9,157,062	5,877,030
Fountain Square Balanced Fund	3,399,687	2,603,379
Cincinnati Financial Corporation common stock	6,854,990	5,219,944
Fountain Square Institutional Bond Fund	-	1,445,794

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciation) in value as follows:

	2003	2002
Mutual funds	$ 4,542,910	$ (4,704,450)
Common stock	731,698	(104,575)
Net appreciation (depreciation) of investments	$ 5,274,608	$ (4,809,025)

4. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Fifth Third Bank. Fifth Third Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

At December 31, 2003 and 2002, the Plan held 160,014 and 136,576 shares, respectively, of common stock of Cincinnati Financial Corporation, the sponsoring employer, with a cost basis of $6,336,685 and $5,643,649, respectively. During the years ended December 31, 2003 and 2002, the Plan recorded dividend income of $103,898 and $29,235, respectively.

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2003:

Benefits paid to participants per the financial statements	$393,899
Add: Amounts currently payable at December 31, 2003	30,599
Benefits paid to participants per the Form 5500	$424,498

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 11, 2001, that the Plan and related trust are designed in accordance with applicable regulations of the Internal Revenue Code. The Company believes the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * * *

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

FORM 5500—SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

Identity of Issuer	Description of Asset	Fair Value
*Fifth Third Funds	Fountain Square Mid Cap Fund	$ 5,810,507
*Fifth Third Funds	Fountain Square Quality Growth Fund	9,157,062
*Fifth Third Funds	Fountain Square Balanced Fund	3,399,687
*Fifth Third Funds	Fountain Square Institutional Bond Fund	1,613,481
*Fifth Third Funds	Fountain Square International Equity Fund	1,370,471
*Fifth Third Funds	Fountain Square U.S. Government Securities Fund	1,048,352
*Fifth Third Funds	Stable Value Fund	1,377,776
*Fifth Third Funds	Technology Fund	681,603
*Fifth Third Funds	Dodge & Cox Stock Fund	1,012,495
*Fifth Third Funds	Equity Index Fund	338,416
*Cincinnati Financial Corporation	Common stock	6,854,990
Participant Loans	Interest rates ranged from 5.75% to 5.25% (maturities through September 2033)	400,251
		$33,065,091

*Party-in-interest.
**Cost information is not required for participant-directed investments and, therefore, is not included.